Exhibit 99.1

Stock Market Symbols	Stock Market Symbol
GIB (NYSE) GIB.A (TSX)	SXE (NYSE)
www.cgi.com/newsroom	www.stanleyassociates.com
Proposed Acquisition of Stanley by CGI Receives CFIUS Approval
Fairfax and Arlington, Virginia, August 3, 2010 — CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of information technology and business processing services, and Stanley, Inc. (NYSE: SXE), a leading provider of systems integration and professional services to the U.S. federal government, announced today that the Committee on Foreign Investment in the United States (CFIUS) has concluded its investigation relating to CGI’s proposed acquisition of Stanley and determined that there are no unresolved national security concerns with the proposed acquisition. Additionally, the Defense Security Service of the United States Department of Defense (DSS) has approved a foreign ownership, control or influence (FOCI) mitigation plan for Stanley’s business in connection with CGI’s proposed acquisition of Stanley.
A determination by CFIUS that there are no unresolved national security concerns with respect to the transaction and approval by DSS of a FOCI mitigation plan to operate Stanley’s business satisfy two of the conditions of the previously announced $37.50 per share cash tender offer by CGI for all outstanding shares of Stanley. The parties now expect to proceed expeditiously to close the transaction and, among other things, have agreed to settle the previously disclosed purported class action lawsuit related to the proposed transaction and make certain additional information available to Stanley stockholders through an amendment to Stanley’s Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission on August 2, 2010. The parties expect the transaction to close in mid-August 2010.
Important Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Stanley. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by CGI with the Securities and Exchange Commission (SEC) on May 20, 2010. Stanley filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on May 20, 2010. These documents, as amended from time to time, contain important information about the tender offer and Stanley stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd floor, New York, New York 10005 or by calling toll-free at (888) 742-1305, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.
About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in the United States, Canada, Europe and Asia Pacific as well as from centers of excellence in

North America, Europe and India. As of June 30, 2010, CGI’s order backlog was C$11.4 billion. CGI shares are listed on the NYSE (GIB) and the TSX (GIB.A) and are included in both, the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.
About Stanley
Stanley (NYSE: SXE) is a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. Stanley offers its customers systems integration solutions and expertise to support their mission-essential needs at any stage of program, product development or business lifecycle through five service areas: systems engineering, enterprise integration, operational support, business process management, and advanced engineering and technology. Headquartered in Arlington, Va., the company has approximately 5,000 employees at over 100 locations in the U.S. and worldwide. Stanley has been recognized by FORTUNE magazine as one of the “100 Best Companies to Work For” from 2007 through 2009. Please visit www.stanleyassociates.com for more information.
Forward-looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements and constitute forward-looking information within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond CGI’s control. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: uncertainties as to the timing of the tender offer and other risks identified in CGI’s Annual Report on Form 40-F filed with the SEC (filed on EDGAR at www.sec.gov) and CGI’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com). The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.
For more information:
Investors and financial media
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
CGI
514-841-3355
lorne.gorber@cgi.com
Lawrence Delaney, Jr.
Investor Relations Counsel
Stanley
703-739-7410
larry.delaney@stanleyassociates.com

Other Media
Linda Odorisio
Vice-President, U.S. Communications
CGI
703-267-8118
linda.odorisio@cgi.com